UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

AND UNDERTAKING

A.            Name of issuer or person filing (the “Filer”):  Türkiye Vakiflar Bankasi T.A.O.

B.            (1) This is [check one]:

☒   an original filing for the Filer

☐    an amended filing for the Filer

(2)  Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.            Identify the filing in conjunction with which this Form is being filed:

Name of Registrant:	Türkiye Vakiflar Bankasi T.A.O.
Form Type:	Form CB
File Number (if known):	005-
Filed By:	Türkiye Vakiflar Bankasi T.A.O.
Date Filed (if filed concurrently, so indicate):	January 17, 2017 (filed concurrently with the Form CB)

D.            The Filer is incorporated or organized under the laws of

Republic of Turkey

and has its principal place of business at:

Sanayi Mah, Eski Büyükdere Caddesi Güler Sokak No:51

Kağithane, İstanbul, 34416

Turkey

Telephone: 011-90-212-398-1515

E.             The Filer designates and appoints Türkiye Vakiflar Bankasi T.A.O., New York Branch (“Agent”) located at:

1177 Avenue of the Americas

36th Floor

New York, New York 10036

Telephone: (212) 621-9400

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)   any investigation or administrative proceeding conducted by the Commission; and

(b)   any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on January 17, 2017 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to Rule 10a-5 under the Trust Indenture Act of 1939.  The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.              The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment  to such Form CB.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the Form CB in conjunction with which the amendment is being filed.

G.    Not applicable.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in Istanbul, Republic of Turkey this 17th day of January, 2017.

Filer:	TÜRKİYE VAKIFLAR BANKASI T.A.O.

By:	/s/ Mustafa Turan
Name: Mustafa Turan
Title: SVP

This statement has been signed by the following person in the capacity and on the date indicated.

TÜRKİYE VAKIFLAR BANKASI T.A.O., New York Branch

By:	/s/ Guldal Sisman
Name: Guldal Sisman
Title: Assistant General Manager

Dated:	January 17, 2017